# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Dynamic Credit Allocation Fund, Inc., CIK 0001515324
CUSIP: 04014F6*8
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 09/14/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000947484

## Reporting persons
- ARCH CAPITAL GROUP LTD.: type of reporting person: corporation (CO), non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 228,000; sole dispositive power 0; shared dispositive power 228,000; aggregate amount beneficially owned 228,000 (5.7% of the class)
- Arch Reinsurance Ltd.: type of reporting person: corporation (CO), non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 228,000; sole dispositive power 0; shared dispositive power 228,000; aggregate amount beneficially owned 228,000 (5.7% of the class)
- Arch Financial Holdings Europe I Limited: type of reporting person: corporation (CO), non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 228,000; sole dispositive power 0; shared dispositive power 228,000; aggregate amount beneficially owned 228,000 (5.7% of the class)
- Arch Capital Group (U.S.) Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 228,000; sole dispositive power 0; shared dispositive power 228,000; aggregate amount beneficially owned 228,000 (5.7% of the class)
- Arch Reinsurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 228,000; sole dispositive power 0; shared dispositive power 228,000; aggregate amount beneficially owned 228,000 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Ares Dynamic Credit Allocation Fund, Inc.
Address of issuer's principal executive offices: 1800 Avenue of the Stars, Suite 1400, Los Angeles, California, 90067

## Item 2. Person Filing
Name of person filing: Arch Capital Group Ltd.; Arch Reinsurance Ltd.; Arch Financial Holdings Europe I Limited; Arch Capital Group (U.S.) Inc.; and Arch Reinsurance Company
Address of principal business office or, if none, residence:
Arch Capital Group Ltd. and Arch Reinsurance Ltd.: 100 Pitts Bay Road, Waterloo House, Ground Floor, Pembroke, Bermuda HM 08
Arch Financial Holdings Europe I Limited: 2nd Floor, Block 3, The Oval, 160 Shelbourne Road, Ballsbridge, Dublin 4, Ireland
Arch Capital Group (U.S.) Inc.:Harborside 3, 210 Hudson St. Suite 600, Jersey City, NJ 07311
Arch Reinsurance Company: 67 East Park Place, Suite 901, Morristown, NJ 07960, US
Citizenship: Arch Capital Group Ltd. - Bermuda; Arch Reinsurance Ltd. - Bermuda; Arch Financial Holdings Europe I Limited - Ireland; Arch Capital Group (U.S.) Inc. - Delaware; Arch Reinsurance Company - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person: 228,000 Mandatory Redeemable Preferred Shares, directly owned by Arch Reinsurance Company.
Percent of class: 5.7%
Sole power to vote or to direct the vote: Each Reporting Person: 0
Shared power to vote or to direct the vote: Each Reporting Person: 228,000
Sole power to dispose or to direct the disposition: Each Reporting Person: 0
Shared power to dispose or to direct the disposition: Each Reporting Person: 228,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement as Exhibit A

This Statement is filed by Arch Capital Group Ltd., Arch Reinsurance Ltd., Arch Financial Holdings Europe I Limited, Arch Capital Group (U.S.) Inc., and Arch Reinsurance Company jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- ARCH CAPITAL GROUP LTD.: /s/ Francois Morin, Francois Morin, Executive Vice President, Chief Financial Officer and Treasurer (11/12/2026)
- Arch Reinsurance Ltd.: /s/ Liam Moloney, Liam Moloney, Chief Financial Officer (11/12/2026)
- Arch Financial Holdings Europe I Limited: /s/ Mark Nolan, Mark Nolan, Chief Financial Officer (11/12/2026)
- Arch Capital Group (U.S.) Inc.: /s/ Thomas Ahern, Thomas Ahern, Executive Vice President and Chief Financial Officer (11/12/2026)
- Arch Reinsurance Company: /s/ Robert Davies, Robert Davies, Chief Financial Officer (11/12/2026)